

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Randy Maslow
Interim Chief Executive Officer
iAnthus Capital Holdings, Inc.
420 Lexington Avenue, Suite 414
New York, New York 10170

> **Re: iAnthus Capital Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed March 31, 2021**
> **File No. 000-56228**

Dear Mr. Maslow:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-12G Amendment No. 2

Item 7. Certain Relationships and Related Transactions and Director Independence, page 74

1. Please revise to clarify the disclosure in this section concerning your agreements with Mr. Ford. You state, "As of December 31, 2020, . . . the outstanding balance of the facility before the application of management's estimate of accrued compensation of $0.3 million owed to Hadley Ford was C$490,043 (equivalent to $0.4 million based on exchange rates as of December 31, 2020)," but then state, "As part of Mr. Ford's termination agreement, the maturity date of the loan was extended to June 30, 2021 and the balance of the loan was partially offset by compensation owed to Mr. Ford in the amount of $488,467." We also note the revised loan terms disclosed at the bottom of page 72. Please revise to clarify how much of the loan to Mr. Ford remains outstanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Friedman, Esq.